CONSENT of AUTHOR

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
U.S. Securities and Exchange Commission
TSX Toronto Stock Exchange

Dears Sirs/Mesdames:

I, Michael Munroe, SME-RM., do hereby consent to the public filing of the technical report titled “NI 43-101 Technical Report Resource and Reserve Estimates for the El Cubo Mines Project, Guanajuato State, Mexico” effective October 31, 2014 and dated February 25, 2015 (the "Technical Report") prepared for Endeavour Silver Corp. and to extracts from or a summary of, the technical report contained in, or incorporated by reference into, the Annual Information Form dated March 4, 2015, the Annual Report on Form 40-F dated March 4, 2015, , the Registration Statement on Form F-10 (File No. 333-196981), the Management Discussion & Analysis dated March 4, 2015 and the news release dated January 29, 2015 of Endeavour Silver Corp. (collectively the Disclosure Documents”).

I confirm that I have read the Disclosure Documents of Endeavour Silver Corp and that they fairly and accurately represent the information in the technical report. I also hereby consent to the use of my name in the Disclosure Documents.

Dated this 5th day of March, 2015

“Michael J. Munroe” {signed and sealed}

____________________
Michael Munroe, SME-RM